Exhibit 99.1

No. 42/08

IAMGOLD ANNOUNCES APPOINTMENT OF
SENIOR VICE PRESIDENT, INVESTOR RELATIONS & COMMUNICATIONS

Toronto, Ontario, October 17, 2008 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) is pleased to announce the appointment of Elaine Ellingham as the Senior Vice President of Investor Relations & Communications effective October 14, 2008.

Elaine brings over 25 years of experience in the mining industry in exploration, corporate development and investor relations.  She is a geologist (P.Geo.) with an MBA and was with the Toronto Stock Exchange for eight years as Manager, Company Listings and later as National Leader, Mining where she launched a successful international marketing strategy attracting foreign mining companies to list in Canada.  She will take responsibility for the strategic direction and leadership of the Investor Relations and Communications at IAMGOLD.

“We are pleased to have an experienced executive join us to lead our investor relations and communications.  Elaine brings a wealth of mining and financial expertise to our already strong management team and these skills will serve our investors well,” commented Joseph Conway, President & CEO.

For further information please contact:

IAMGOLD Corporation:

Elaine Ellingham
SVP, Investor Relations & Communications
Tel: (416) 360-4743 Toll-free: 1 888 IMG-9999

Renmark Financial Communications Inc.
John Boidman: jboidman@renmarkfinancial.com
Henri Perron: hperron@renmarkfinancial.com
T: (514) 939-3989
F: (514) 939-3717
www.renmarkfinancial.com

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Marketwire’s website at www.marketwire.com.  All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/fr/accueil.html